Filed by PowerUp Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PowerUp Acquisition Corp.

Commission File No. 001-41293

PowerUp Acquisition Corp. and Visiox Pharmaceuticals, Inc. Announce Filing of Registration Statement on Form S-4 to the SEC in Connection with the Previously Announced Proposed Business Combination

Tarrytown, NY and New York, NY – January 29, 2024 – PowerUp Acquisition Corp. (“PowerUp”) (Nasdaq: PWUP) and Visiox Pharmaceuticals, Inc. (“Visiox”), a commercial-stage biopharmaceutical company, today announced that PowerUp has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the previously announced proposed business combination between PowerUp and Visiox (the “Business Combination” or the “Transaction”).

The closing of the proposed Business Combination is subject to, among other things, approval by PowerUp’s shareholders, satisfaction of the conditions stated in the definitive agreement, and other customary closing conditions, including a registration statement being declared effective by the SEC and approval by The Nasdaq Stock Market LLC to list the securities of the combined company, which will be named Visiox Holdings, Inc. (“Visiox Holdings”). Upon closing of the Transaction, Visiox will be a wholly-owned subsidiary of Visiox Holdings. Visiox Holdings’ common stock and warrants are expected to be listed on Nasdaq, under the symbols “VSXP” and “VSXPW,” respectively.

About PowerUp Acquisition Corp.

PowerUp Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The management team is led by Mr. Surendra Ajjarapu, Chief Executive Officer.

About Visiox Pharmaceuticals, Inc.

Visiox is a privately funded biopharmaceutical company focused on the development and commercialization of ophthalmic therapeutic candidates to address highly prevalent diseases in need of new treatment options. Each day is an opportunity for Visiox to disrupt and revolutionize the current market to maximize patient and physician satisfaction.

OMLONTI® (omidenepag isopropyl ophthalmic solution) 0.002% is a relatively selective prostaglandin E2 (EP2) receptor agonist, indicated for the reduction of elevated intraocular pressure (IOP) in patients with open-angle glaucoma or ocular hypertension. Visiox plans to launch OMLONTI in early 2024, followed by once-daily PDP-716 (brimonidine) 0.35%, positioning the company to become a leader in glaucoma, a disease with significant impact on patients.

PDP-716 (brimonidine) 0.35% is a once daily brimonidine with TearAct™ technology for glaucoma expected to launch in early 2025. TearAct™ is a patented technology that involves the use of resin microparticles in a complex suspension form to improve the dosing frequency from TID to QD, prolonging the release of drug by reducing the immediate exposure and providing a slow, consistent, and sustained exposure. Glaucoma is the second leading cause of blindness in the world, it is estimated that over 3 million Americans have glaucoma but only half of those know they have it.

SDN-037 (difluprednate) 0.04% is a twice daily topical difluprednate corticosteroid utilizing TJM™ (Tight Junction Modulation) micellar platform that involves micelles to modulate the tight junctions (TJs) providing powerful post-surgical control of inflammation in a clear solution enabling convenient dosing with a proven active ingredient. SDN-037 is expected to launch mid-2025. Cataract extraction is the most frequently performed eye surgery in the U.S. It accounts for 70% of all ocular surgeries. 50 million people are projected to have cataracts in the U.S. by 2050.

PDP-716, SDN-037, TearAct™, and TJM™ delivery technology were licensed by Visiox from Sun Pharma Advanced Research Company Ltd. For more information, please visit Visiox Pharma on LinkedIn.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC is serving as lead capital markets advisor to PowerUp Acquisition Corp. Dykema Gossett, PLLC serves as legal counsel to PowerUp Acquisition Corp. and Nelson Mullins Riley & Scarborough, LLP serves as legal counsel to Visiox Pharmaceuticals, Inc.

Important Information About the Proposed Business Combination and Where to Find It

For additional information on the proposed Transaction, see PowerUp’s Current Report on Form 8-K with respect to the parties mutual execution and delivery of the business combination agreement, filed with the Securities and Exchange Commission on December 28, 2023. In connection with the Business Combination, PowerUp has filed a registration statement on Form S-4, which includes a proxy statement/prospectus, and the parties expect to file other documents and reports regarding the proposed Transaction with the SEC. PowerUp’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed Business Combination, as these materials will contain important information about Visiox and PowerUp and the proposed Business Combination. Promptly after the Form S-4 is declared effective by the SEC, PowerUp will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of PowerUp are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. The documents filed by PowerUp with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to PowerUp Acquisition Corp., 188 Grand Street Unit #195, New York, NY 10013, Attention: Secretary; telephone: (347) 313-8109.

Participants in the Solicitation

PowerUp and certain of its directors, executive officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from PowerUp’s shareholders in connection with the proposed Transaction. A list of the names of those directors and executive officers and a description of their interests in PowerUp is included in the proxy statement/prospectus for the proposed Business Combination at www.sec.gov. Information about PowerUp’s directors and executive officers and their ownership of PowerUp securities is set forth in PowerUp’s Current Report on Form 8-K, filed with the SEC on August 23, 2023, and any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement/prospectus pertaining to the proposed business combination. These documents can be obtained free of charge from the source indicated above.

Visiox and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of PowerUp in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services, and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Visiox’s industry and market sizes, expected clinical trial results, future opportunities for Visiox and PowerUp, Visiox’s estimated future results and the potential business combination between PowerUp and Visiox, including the implied enterprise value, the expected Transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed Transaction.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by PowerUp and its management and/or Visiox and its management, as the case may be, are inherently uncertain and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of PowerUp and Visiox. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement relating to the Business Combination; the inability to complete the Transaction due to the failure to obtain approval of PowerUp’s shareholders, the failure to achieve the minimum cash condition following any redemptions by PowerUp shareholders, or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the Transaction; a delay or failure to realize the expected benefits from the Business Combination; risks related to disruption of management’s time from ongoing business operations due to the Business Combination; the impact of any current or new government regulations in the United States affecting Visiox’s operations and the continued listing of Visiox’s securities; inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Visiox’s projects; failure to commercialize product candidates and achieve market acceptance of such product candidates; failure to protect Visiox’s intellectual property; breaches in data security; risk that Visiox may not be able to develop and maintain effective internal controls; unfavorable changes to the regulatory environment; and other risks and uncertainties indicated in PowerUp’s final prospectus dated February 17, 2022 and filed with the SEC on February 22, 2022 for its initial public offering, the Annual Report on Form 10-K, filed with the SEC on March 21, 2023, and the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in PowerUp’s other filings with the SEC. PowerUp and Visiox caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond the control of PowerUp and Visiox. All information set forth herein speaks only as of the date hereof in the case of information about PowerUp and Visiox or the date of such information in the case of information from persons other than PowerUp or Visiox, and PowerUp and Visiox disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Visiox’s industry and end markets are based on sources PowerUp and Visiox believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and do not reflect actual results.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release also shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Corporate Contacts

For Visiox:

Ryan S. Bleeks

Chief Executive Officer

info@visioxpharma.com

914-987-2876

For PowerUp:

Suren Ajjarapu

Chairman and Chief Executive Officer

Suren@SRIRAMAAssociatesLLC.onmicrosoft.com

347-313-8109